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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

QuadraMed Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74730W101

(Cusip Number)

April 16, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 6 pages

13G
CUSIP No. 74730W101

1.	Name of Reporting Person: William K. Jurika		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares.

		6.	Shared Voting Power: 3,806,040 shares.

		7.	Sole Dispositive Power: 0 shares.

		8.	Shared Dispositive Power: 3,806,040 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,806,040 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 14.0%

12.	Type of Reporting Person: IN

Page 2 of 6 pages

13G
CUSIP No. 74730W101

1.	Name of Reporting Person: Michelle Jurika		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares.

		6.	Shared Voting Power: 3,806,040 shares.

		7.	Sole Dispositive Power: 0 shares.

		8.	Shared Dispositive Power: 3,806,040 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,806,040 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 14.0%

12.	Type of Reporting Person: IN

Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer:

QuadraMed Corporation

(b)	Address of Issuer’s Principal Executive Offices:

22 Pelican Way San Rafael, CA 94901

Item 2.

(a)	Name of Person(s) Filing:

William T. Jurika and Michelle Jurika, individually and as trustees of the Jurika Family Trust U/A 1986

(b)	Address of Principal Business Office or, if none, Residence:

2030 Franklin Street, Suite 210 Oakland, CA 94612

(c)	Citizenship:

U.S.A.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

74730W101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

N.A.

Item 4.		Ownership

	(a)	Amount beneficially owned: 3,806,040 shares

	(b)	Percent of class: 14.0%

(i) Sole power to vote or to direct the vote: 0 shares.

(ii) Shared power to vote or direct the vote: 3,806,040 shares.

(iii) Sole power to dispose of or to direct the disposition of: 0 shares.

(iv) Shared power to dispose of or to direct the disposition of: 3,806,040 shares.

Item 5.		Ownership of Five Percent or Less of a Class

N.A.

Page 4 of 6 pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

     As trustee, each of the Reporting Persons has the right to direct the voting and disposition of the 3,655,940 shares held by the Jurika Family Trust U/A 1989. Each of the Reporting Persons also has the right to direct the voting and disposition of the remaining 150,100 shares held by them directly.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N.A.

Item 8.	Identification and Classification of Members of the Group

N.A.

Item 9.	Notice of Dissolution of Group

N.A.

Item 10.	Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBIT

1.	Agreement of Joint Filing	Page 6

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2003

/s/ William K. Jurika

William K. Jurika, Individually And as Trustee of the Jurika Family Trust U/A 1989

/s/ Michelle Jurika

Michelle Jurika, Individually And as Trustee of the Jurika Family Trust U/A 1989

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

Page 5 of 6 pages

EXHIBIT 1. AGREEMENT OF JOINT FILING

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned, William Jurika and Michelle Jurika, as individuals and as Trustees of the Jurika Family Trust U/A 1989, hereby agree to the joint filing on behalf of each of them of the Schedule 13G to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock of QuadraMed Corporation.

     This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: July 30, 2003

/s/ William Jurika

William Jurika, Individually and as Trustee of the Jurika Family Trust U/A 1989

/s/ Michelle Jurika

Michelle Jurika, Individually and as Trustee of the Jurika Family Trust U/A 1989